UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

As previously disclosed, on December 22, 2022, Nyxoah SA (the “Company”) entered into a sales agreement (“Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), as sales agent, with respect to an “at-the-market” offering program (the “ATM Program”) under which the Company may, from time to time, sell ordinary shares of the Company, no nominal value per share (the “Shares”), having an aggregate offering price of up to $50,000,000, through Cantor as sales agent. As of the date of this report, the Company has sold 768,162 Shares in the ATM Program, for aggregate gross proceeds of approximately $5,800,000, before deducting sales agent’s commissions.

The Shares issued in the ATM Program were issued pursuant to the Company’s registration statement on Form F-3 (File No. 333-268955) (the “Registration Statement”), previously filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2022 and declared effective by the SEC on January 6, 2023, the base prospectus filed as a part of the Registration Statement and the prospectus supplement filed as a part of the Registration Statement (the “Prospectus Supplement”). As disclosed in the Prospectus Supplement, the board of directors of the Company (the “Board”) approved a maximum of 6,000,000 ordinary shares for issuance pursuant to the ATM program. Effective May 22, 2024, the Board reduced the maximum number of ordinary shares to be issued pursuant to the ATM Program to 4,430,861 ordinary shares.

Additionally, on May 22, 2024, the Company issued a press release announcing the reduction in the maximum number of ordinary shares to be issued pursuant to the ATM Program. A copy of the Company’s press release is attached hereto as Exhibit 99.1.

This information in this Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-261233 and 333-269410) and Form F-3 (Registration Number 333-268955) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release, dated May 22, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: May 22, 2024	By:	/s/ Loic Moreau
	Name:	Loic Moreau
	Title:	Chief Financial Officer